GULF WEST SECURITY NETWORK, INC.

Park Tower Building, 4th Floor, Suite 4200-A, 400 East Kaliste Saloom Road

Lafayette, LA 70508-8517

(337) 304-4043

November 16, 2018

VIA EMAIL AND EDGAR

Charles Eastman - Staff Accountant

Terry French - Accountant Branch Chief

Gregory Dundas – Attorney Advisor

Paul Fischer – Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

Office of Telecommunications

100 F. Street, N.E.

Washington, D.C. 20549

DundasG@SEC.GOV

Re: Gulf West Security Network, Inc.

Current Report on Form 8-K

Filed October 9, 2018

File No. 000-55805

Dear Sir/Madame:

We are in receipt of your email of November 1, 2018 to Gulf West Security Network, Inc., fka NuLife Sciences, Inc. (the “Company”) and the Company’s General Counsel, John D. Thomas, with respect to the Company’s filing of Form 8-K on October 9, 2018 with the U.S. Securities and Exchange Commission. In response thereto, please find the attached opinion of John D. Thomas.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

GULF WEST SECURITY NETWORK, INC.

/s/ Louis J. Resweber

Louis J. Resweber

Chief Executive Officer

John D. Thomas, P. C.

11650 South State, Suite 240

Draper, Utah 84020

(801) 816-2536

Fax: (801) 816-2537

jthomas@acadiagrp.com

November 16, 2018

VIA EMAIL

Louis J. Resweber

Chief Executive Officer

Gulf West Security Network, Inc.

Park Tower Building, 4th Floor, Suite 4200-A,

400 East Kaliste Saloom Road

Lafayette, LA 70508-8517

Re:  Gulf West Security Network, Inc.: Non-Shell Status and Analysis of Operations and Assets

Sir/Madam:

We have been asked to opine with respect to the "shell" status of Gulf West Security Network, Inc. f/k/a NuLife Sciences, Inc. (the “Company”) as defined pursuant to the United States Securities Act of 1933 (hereafter, the “Act”). This Opinion Letter is governed by and shall be interpreted in accordance with the Legal Opinion Accord (the "Accord") of the American Bar Association Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage, and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law relevant to the opinions expressed herein is limited to the laws of the United States of America.

The Company is not a shell under the terms the Securities and Exchange Commission (SEC) has previously set forth. The SEC addressed the "shell" definition in SEC Release No. 33-8587. In the release, the SEC stated,

“We are defining a “shell company” as a registrant with:

1. no or nominal operations

and

2. either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test. Thus, if an issuer has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets on its balance sheet. Likewise, if an issuer has more than no or nominal assets, it is not a shell company , regardless of whether or not it has more than no or nominal operations. We further note that the test is not based upon revenues, but upon operations, an important distinction. An issuer that has more than nominal operations, but has not generated revenues is not a shell company within this definition. Also, an issuer may have more than no or nominal assets and not have them show up on the balance sheet due to a variety of factors.

Based upon the forgoing, an issuer is not a shell company if:

The issuer is an early stage, pre or early revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan; and the issuer has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

The Company Has More Than No or Nominal Operations.

The Company is not a shell company in that it has both significant operating history and has never ceased its significant operations. During the past fiscal year and subsequent quarters as detailed in its filings with the SEC, the Company has paid significant operational costs of approximately $150,000 per quarter for its employees, contractors, business development costs, lease payments, and other expenses to further its 3-prong business plan. In addition, the Company has raised approximately $850,000 over the past twelve months. Management plans to continue with these significant operational expenses and operations to fulfill its business plan.

The Company is actively developing its wound care solution by continuing its lease in Florida using its lab space at NOVA Southeastern University, and using its equipment and professionals to continue the wound care process research and development. Although the Company discontinued its work on the transplant portion of its business it continues to work with its partners to develop the wound care process. The Company is also still working on its website asset with Derek Cahill to develop an online marketplace and community at www.anytimejobs.com. Management believes it can transform this asset into a valuable holding of the company. The third section of the Company’s operations is its wholly-owned subsidiary, LJR, which is a home and business alarm system company headed by the Company’s new Chief Executive Officer, Louis J. Resweber. LJR has added another lease in Louisiana to operate this branch of the business. The Company is actively working to expand in the security industry through consolidating other small alarm companies and growing organically.

The Company has no intention of placing assets or operations in the company to return to a stock promoter or its affiliates and there is no agreement to return the Company assets or operations to a promoter or its affiliates before, upon completion of, or shortly after a business combination transaction.

The Company has, for the past two years, engaged in significant operating activities and is spending a significant amount of time and money to develop its business. It has developed proprietary assets and is continuing these operations on a day-to-day basis. The Company has had several employees and contractors running its business development and research consistently over the past few years. The day to day operations for the Company is demanding and could not be accomplished with "nominal" operations.

With these efforts thousands of hours have been invested to build the Company and commercialize the wound care, online marketplace, and security business. The Company’s activity during the past two years can in no way be considered "No or Nominal Operations."

The Company Has More Than No or Nominal Assets

In addition to satisfying the no or nominal operations portion of the shell definition, the Company also satisfies the no or nominal assets portion of the shell definition. The shell test is not based on what the value of assets are on the balance sheet, but whether or not they are more than “no or nominal assets” of the Company. The Company's assets have not undergone a valuation by an outside valuation expert, but the Company believes that its assets are much more than nominal. These assets include the developed wound care technology that is now approved for use in Ecuador, an online platform that has commercial value to drive a marketplace, and the value of the work product towards the home and business security industry consolidation. These assets include intellectual property, relationships and contracts with third-parties, scientists, facilities, and distributor networks. These assets are the culmination of years of hard work by the Company, its founders, employees, partners, and contractors.

Based upon the foregoing and subject to the qualifications hereinafter set forth, and as counsel for the Company since its inception, we are of the opinion that:

The Company is not a “shell” as defined by Rule 12b-2 of the Act and has never been a shell during its last fiscal year ending September 30, 2017 nor has it been a shell from September 30, 2017 until the date of this Opinion Letter.

Very truly yours,

John D. Thomas P.C.

/s/ John D. Thomas______

John D. Thomas

President